Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
Interest expense	$2,092	$2,319	$10,322	$14,849	$16,587
Capitalized interest	—	—	—	—	—
Amortization of premiums, discounts and capitalized expenses related to indebtedness	310	185	1,031	2,375	2,032
Estimated interest portion of rental expense	7,286	6,961	7,378	9,518	9,653

Fixed charges	$9,688	$9,465	$18,731	$26,742	$28,272

Income (loss) before income taxes	$70,496	$38,871	$(18,617)	$1,129	$28,944
Fixed charges	9,688	9,465	18,731	26,742	28,272
Less: interest charges capitalized	0	0	0	0	0
Amortization of capitalized interest	0	0	0	0	0

Earnings (loss)	$80,184	$48,336	$114	$27,871	$57,216

Ratio of earnings to fixed charges	8.28x	5.11x	*	1.04x	2.02x

*	Earnings were insufficient to cover fixed charges by $18,617 for the year ended December 31, 2002